[Letterhead of McDonald & Company Securities. Inc.]



As of August 3, 1995

PERSONAL & CONFIDENTIAL

Board of Directors
Ross Roy Communications, Inc.
100 Bloomfield Hills Parkway
Bloomfield Hills, Michigan 48304

Ladies and Gentlemen:


You have requested our opinion as to the fairness, from a financial point of view as of the date hereof, to the holders of the outstanding shares of common stock, par value $1.00 per share of Ross Roy Communications, Inc., a Michigan corporation ("Ross Roy" or the "Company"), of the consideration to be paid by Omnicom Group, Inc., a New York corporation ("Omnicom"), to the holders of Ross Roy common stock in connection with the proposed merger (the "Merger") of Ross Roy with and into Omnicom pursuant to the Agreement and Plan of Merger dated June 15, 1995 between Ross Roy and Omnicom (the "Agreement").

You have advised us that under the terms of the Agreement, upon consummation of the Merger (the "Closing"), the issued and outstanding aggregate shares of Ross Roy common stock will be converted into the equivalent of $52 million of Omnicom common stock (as described in the Agreement), subject to adjustment in certain events as provided in the Agreement (the "Conversion Price").


McDonald & Company Securities, Inc., as part of its investment banking business is customarily engaged in the valuation of business and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) certain information concerning the Company, including its audited financial statements for fiscal years ending December 31, 1992, 1993 and 1994; (iii) certain other internal information, primarily financial in nature concerning the business and operations of the Company furnished to us by

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the Company for  purposes  of our  analysis;  (iv)  certain  publicly  available information regarding Omnicom, including the Annual Report on Form 10-K of Omnicom, for the year ended December 31, 1994 and the Quarterly Report on Form 10-Q of Omnicom for the quarter ended March 31, 1995; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company or to Omnicom and the trading markets for certain of such other companies' securities; and (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company as well as other matters that we believe to be relevant to our inquiry.

In our review and analysis and in arriving at our opinion we have assumed and relied upon the accuracy and completeness of all of the financial information and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company and Omnicom contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any such information. We have also relied upon the management of the Company and Omnicom as to the reasonableness and acheivability of the financial and operating projections (and the assumptions and bases therefor) associated with the Merger provided to us and, with your consent, we have assumed that such projections, reflect the best currently available estimates and judgments of management. We express no view as to such projections or the assumptions on which they are based. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company or Omnicom nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Merger as set forth in the Agreement would be consummated on a timely basis in the manner contemplated by the Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date, including the value of the Omnicom Common Stock at the time of issuance thereof to the holders of the Company's common stock. In addition, our opinion is, in any event, limited to the fairness, from a financial point of view, as of the date hereof, of the Conversion Price to be received by the holders of the Company's common stock pursuant to the Merger and does not address the Company's underlying business decision to effect the Merger, or any other terms of the Merger (including, without limitation, the covenants and agreements set forth in, or contemplated by, the Agreement and the related effects, if any, on the value of the Conversion Price to be received in connection with the Merger, as to which we express no opinion).

We have acted as financial advisor to the Company in connection with the Merger and will receive from the Company a fee for our services upon completion of the Merger, and the Company has agreed to indemnify us under certain circumstances.



Our opinion is directed to the Board of Directors and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at the shareholders' meeting held in connection with the Merger.



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Based upon and  subject to the  foregoing  in such other  matters as we consider relevant, it is our opinion that as of the date hereof, the Conversion Price to be received by the holders of the Company common stock is fair to the holders of the Company common stock, from a financial point of view.

Very truly yours,




McDONALD & COMPANY SECURITIES, INC.